SavvyShares LLC

1365 Fourth Avenue

San Diego, California 92101

July 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jan Woo

Re:	SavvyShares LLC
Offering Statement on Form 1-A/A
July 8, 2020
File No. 024-11200

Ladies and Gentlemen:

On behalf of SavvyShares LLC, I hereby request qualification of the above-referenced Offering Statement at 9:00 a.m. Eastern Time on Tuesday, July 14, 2020, or as soon thereafter as is practicable.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP, by calling John D. Tishler at (858) 720-8943.

Sincerely,

SavvyShares LLC

By:	SavvyShares PBC Its Manager

By:	/s/ Roseanne Luth
Roseanne Luth
Chief Executive Officer